SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                              Medina Coffee, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   584709109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Kevin B. Halter, Jr.
                         2591 Dallas Parkway, Suite 102
                                Frisco, TX 75034
                                 (972) 963-0001
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 14, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.584709109                       13D                   Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     KEVIN B. HALTER, JR.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    100,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    100,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    364,204
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


464,204
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     40.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.584709109                       13D                   Page 3 of 5 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of Medina Coffee, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 401 Detwiller Lane, Bellevue, WA 98004.
________________________________________________________________________________
Item 2.  Identity and Background.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Kevin B. Halter, Jr., a citizen of the United States ("Kevin Halter").

         Kevin Halter's principal occupation or employment is serving as President of Securities Transfer Corporation. The principal business address of Kevin Halter is 2591 Dallas Parkway, Suite 102, Frisco, TX 75034.

         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a stock purchase agreement, on June 14, 2004, Kevin Halter purchased for a price of $150,000 in cash, 100,000 outstanding shares of free trading Stock from Carol Miller, the wife of Harry Miller, the President and a director of the Issuer. Kevin Halter used personal funds to purchase his Stock. In addition, Kevin Halter entered into an option agreement with Harry Miller whereby Mr. Miller granted Kevin Halter an option to purchase 364,204 outstanding shares of restricted stock. This option is exercisable from and including the date that the Issuer completes any form of merger or exchange transaction with an unaffiliated entity to and including the day 95 days from the Merger Date. At the time of filing, Kevin Halter has not exercised any rights under this option. If Kevin Halter decides to exercise his rights under this option he anticipates using personal funds to purchase his shares of Stock.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The purpose of this transaction is to facilitate the desire of the Issuer to effect a reverse merger with an as yet unidentified private company at some point in the future. In order to further such a potential reverse merger, the Reporting Persons have acquired the 100,000 outstanding shares of common stock and the option to acquire the 364,204 outstanding shares of common stock.

         At the time of filing, neither the Issuer nor the Reporting Persons have any formal plans or proposals with regard to such a reverse merger. Upon identification of a suitable reverse merger candidate, the candidate would be merged into the Issuer and the primary business of the candidate would become the primary business of the Issuer. The purpose of such a reverse merger transaction is to allow the private company candidate to become a public reporting company pursuant to the Securities Exchange Act of 1934.

CUSIP No.584709109                       13D                   Page 4 of 5 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Pursuant to Rule 13d-3(a), at the close of business on June 18, 2004, Kevin Halter, may be deemed to be the beneficial owner of 464,204 shares of the Stock, which constitutes approximately 40.3% of the 1,152,458 shares of stock outstanding on June 18, 2004 and consists of (i) the 100,000 shares owned individually by Kevin Halter and (ii) an option exercisable into 364,204 shares of Stock owned individually by Kevin Halter. Until the option is exercised, Kevin Halter does not have the power to vote or direct the vote of the option shares. Kevin Halter, either directly or indirectly, may have or share the power to dispose of or to direct the disposition of both the option shares and the individually owned shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days:

------------- --------------- ----------- ----------------- --------------------
  Reporting       Date         Number of   Price per Share         How the
   Person                        Shares                        transaction was
                                                                  effected
------------- --------------- ----------- ----------------- --------------------
Kevin Halter    June 14, 2004   100,000           $1.50         Private Stock
                                                             Purchase Agreement
------------- --------------- ----------- ----------------- --------------------
________________________________________________________________________________

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 17, 2004
                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Kevin B. Halter, Jr.
                                        ----------------------------------------
                                                       (Signature)